Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 15, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Trading update

Gallaher Group Plc confirms that overall current trading is in line with management expectations, as the Group’s stronger performances from the CIS markets are offsetting weaker trading conditions and increased investment behind some markets in the Group’s Rest of World (“RoW”) division.

The following statement is issued ahead of the close period leading up to the publication in March 2007 of the Group’s preliminary results for the year ended 31 December 2006.

United Kingdom

Gallaher’s estimate is that the UK duty-paid cigarette market declined by about 3-4% in the first 10 months of 2006. Downtrading into value cigarettes continued in line with expectations.

Excluding distributed brands, Gallaher’s UK market share in the 10-month period was 38.7%. Gallaher’s value brands Mayfair, Sterling and Benson & Hedges Silver all increased their market share against the same period last year.

Full year performance for the UK remains in line with previous management expectations.

Europe

Europe has experienced some challenging trading conditions in the first 10 months. Volume sales from the CITA acquisition, however, have more than offset the volume declines caused by those market conditions.

Gallaher estimates that the underlying duty-paid Austrian cigarette market in the period was broadly stable. Based on estimated total sales through all distribution channels, Gallaher’s leading share of the total Austrian cigarette market was 37.2% in the period. Memphis has performed well since May, showing a stable market share in spite of a price increase on 1 August.

In the Republic of Ireland, Gallaher estimates that the underlying cigarette market was broadly flat. Gallaher maintained its lead of the market with a share of 49.1% in the 10-month period.

Gallaher’s total cigarette market share (including CITA) in Spain was 5.2% in the period. The Coronas house continues to perform well and increased its market share. CITA is now reporting a trading profit for the 10-month period following the small loss that was reported at the half year.

Continued/…

In Germany, the total cigarette market was down 5.3% in the first 10 months. Gallaher’s total factory-made cigarette market share, including private label, declined to 7.3%, due to the growth in singles products earlier in the year and heightened cross-border activity. The removal of the tax advantage for singles products has resulted in the trade fully de-stocking and singles no longer being available. At the same time, however, German customs estimate that non-duty paid sales grew to 22.0% of cigarette consumption by the end of the third quarter.

Gallaher continued to make good progress throughout central and eastern Europe.

Full year performances for both the European tobacco business and the distribution operations remain in line with previous management expectations.

Commonwealth of Independent States

Gallaher’s strong progress in the CIS has continued during the first 10 months of 2006. Improving product mix, together with an ongoing focus on low cost production, is delivering strong profitable growth across the region.

Gallaher continued to improve its sales mix in Russia driven by good performances in the higher-price segment from Sobranie Red and Sobranie Blue as well as the more recently launched Glamour. The Group’s market share was 17.0% in the first 10 months.

The Group’s leading brand Sovereign further grew its share of the Kazakhstan market to 18.0%, assisting Gallaher to increase its Kazakhstan cigarette market share to 37.5% in the period.

In Ukraine, Gallaher grew its market share to 16.8% in the first 10 months. The market share growth was underpinned by good performances from Sovereign and Ronson.

The continuing strength of trading performances across the Group’s CIS markets now allows management to target this division’s 2006 full year performance to be slightly ahead of its previous expectations.

Rest of World

In Sweden, cigarette volume sales were down sharply in the first 10 months mainly due to the impact of the phasing of trade sales. Gallaher’s market share (excluding distributed brands) was 36.7% in the nine months to September.

Investment in Silk Cut (American) across the northern Europe division continued through the second half. Initial results have been encouraging.

In Poland, there has been a resumption of the challenging competitive conditions experienced earlier in the year following a period of some improvement during the summer months. Some competitors have made significant price movements in the value sector. Currently, Gallaher has again chosen not to reduce prices, and as a result has not repaired the market share lost in the first half. The Group’s market share for the 10 months was 5.8%.

During the second half of the year, Gallaher began exporting into a number of Middle Eastern countries, investing behind brand launches and sales activities. Additional investment has been made in the South Africa factory since June in order to meet growing export and contract manufacturing demand.

Reflecting the combination of these difficult trading conditions and increased investment, Gallaher now anticipates full year RoW performance to be slightly below its previous management expectations. Factors include the trade phasing in Sweden, heightened competition in Poland, investment across the division, including new export markets, together with establishing an on-shore manufacturing facility in Singapore.

Conclusion

The strength of the Group’s performance during the period has been underpinned by the spread of its markets. Overall current trading is in line with management expectations as the Group’s strong performance in the CIS is compensating for weaker trading conditions and increased investment in the RoW division, while Gallaher’s UK and European divisions are performing in line with management expectations.

15 December 2006

For further information, contact:

Claire Jenkins, director, investor relations	Tel:	01932 372000

Anthony Cardew, Cardew Group	Tel:	020 7930 0777

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, market trends, impact of market trends and price increases, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: December 15, 2006	Title:	Programme Manager, Investor Relations